Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months ended March 31, 2016 and 2015

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	March 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$309,118	$124,353
Accounts receivable, net (note 4)	182,257	186,681
Natural gas in storage	11,881	28,502
Regulatory assets (note 5)	40,783	32,213
Prepaid expenses	27,722	18,409
Derivative instruments (note 21)	19,138	15,039
Other current assets	23,264	18,537
	614,163	423,734
Property, plant and equipment, net	4,007,404	3,873,684
Intangible assets, net	73,352	77,963
Goodwill	299,571	110,493
Regulatory assets (note 5)	235,171	213,102
Derivative instruments (note 21)	75,124	73,322
Long-term investments (note 6)	259,612	174,802
Deferred income taxes	20,506	18,109
Other assets	30,551	26,516
	$5,615,454	$4,991,725

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	March 31, 2016	December 31, 2015
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,926	$50,428
Accrued liabilities	147,671	193,320
Dividends payable (note 13)	41,109	41,802
Regulatory liabilities (note 5)	47,150	44,167
Long-term debt (note 7)	9,856	8,945
Other long-term liabilities and deferred credits (note 9)	36,470	36,621
Other liabilities	11,343	16,593
	317,525	391,876
Long-term debt (note 7)	1,846,738	1,477,850
Convertible debentures (note 10)	357,950	—
Regulatory liabilities (note 5)	126,255	131,180
Deferred income taxes	238,899	175,799
Derivative instruments (note 21)	93,248	106,628
Pension and other post-employment benefits (note 8)	159,270	150,094
Other long-term liabilities (note 9)	265,505	223,135
Preferred shares, Series C	17,539	17,548
	3,105,404	2,282,234
Redeemable non-controlling interest	22,654	25,751
Equity:
Preferred shares	213,805	213,805
Common shares (note 11(a))	1,828,611	1,808,894
Subscription receipts	110,503	110,503
Additional paid-in capital	35,379	38,241
Deficit	(522,477)	(523,116)
Accumulated other comprehensive income (note 12)	172,122	286,737
Total Equity attributable to shareholders of Algonquin Power & Utilities Corp.	1,837,943	1,935,064
Non-controlling interests	331,928	356,800
Total Equity	2,169,871	2,291,864
Commitments and contingencies (note 19)
Subsequent events (note 6(e))
	$5,615,454	$4,991,725

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of Canadian dollars, except per share amounts)	Three months ended March 31
	2016	2015
Revenue
Regulated electricity distribution	$63,396	$69,589
Regulated gas distribution	164,279	229,212
Regulated water reclamation and distribution	41,173	17,079
Non-regulated energy sales	65,502	57,712
Other revenue	7,395	8,262
	341,745	381,854
Expenses
Operating expenses	85,102	71,160
Regulated electricity purchased	39,178	46,259
Regulated gas purchased	64,784	138,032
Regulated water purchased	2,757	—
Non-regulated energy purchased	5,615	13,423
Administrative expenses	11,418	10,447
Depreciation and amortization	49,725	36,387
Gain on foreign exchange	(302)	(1,243)
	258,277	314,465
Operating income from continuing operations	83,468	67,389
Interest expense on convertible debentures and bridge financing (notes 7 and 10)	5,863	—
Interest expense on long-term debt and others	19,200	16,633
Interest, dividend, equity and other income	(2,596)	(2,455)
Other gains	(1,216)	(1,203)
Acquisition-related costs	6,294	299
Write-down of long-lived assets (note 6(c))	6,185	—
Loss (gain) on derivative financial instruments (note 21(b)(iv))	942	(97)
	34,672	13,177
Earnings from continuing operations before income taxes	48,796	54,212
Income tax expense (note 16)
Current	2,558	1,636
Deferred	15,946	17,755
	18,504	19,391
Net earnings	30,292	34,821
Net loss attributable to non-controlling interests (note 15)	(11,744)	(8,285)
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$42,036	$43,106
Series A and D Preferred shares dividend (note 13)	2,600	2,600
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$39,436	$40,506
Basic net earnings per share (note 17)	$0.15	$0.16
Diluted net earnings per share (note 17)	0.14	0.16
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of Canadian dollars)	Three months ended March 31
	2016	2015
Net earnings	$30,292	$34,821
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of tax recovery of $Nil and $Nil, respectively (note 21(b)(iii)	(158,547)	141,192
Change in fair value of cash flow hedges’, net of tax expense of $1,486 and $5,095, respectively (note 21(b)(ii))	21,566	6,444
Change in fair value of available-for-sale investments	25	(47)
Change in pension and other post-employment benefits, net of tax expense of $92 and tax recovery of $256, respectively (note 8)	68	(54)
Other comprehensive (loss) income, net of tax	(136,888)	147,535
Comprehensive (loss) income	(106,596)	182,356
Comprehensive (loss) income attributable to the non-controlling interests	(34,017)	20,823
Comprehensive (loss) income attributable to shareholders of Algonquin Power & Utilities Corp.	$(72,579)	$161,533
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of Canadian dollars)
For the Three months ended March 31, 2016

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Subscription receipts	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2015	$1,808,894	$213,805	$110,503	$38,241	$(523,116)	$286,737	$356,800	$2,291,864
Net earnings (loss)					42,036		(11,744)	30,292
Redeemable non-controlling interests not included in equity							1,388	1,388
Other comprehensive loss						(114,615)	(22,273)	(136,888)
Dividends declared and distributions to non-controlling interests					(34,514)		(1,697)	(36,211)
Dividends and issuance of shares under dividend reinvestment plan	3,046				(3,046)			—
Contributions received from non-controlling interests							9,454	9,454
Shares issued pursuant to public offering, net of costs	(22)							(22)
Issuance of common shares under employee share purchase	290							290
Share-based compensation				1,073				1,073
Issuance of common shares under stock option exercise, net of withholding taxes	16,403			(3,935)	(3,837)			8,631
Balance, March 31, 2016	$1,828,611	$213,805	$110,503	$35,379	$(522,477)	$172,122	$331,928	$2,169,871
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	Three months ended March 31
	2016	2015
Cash provided by (used in):
Operating Activities
Net earnings	$30,292	$34,821
Adjustments and items not affecting cash:
Depreciation and amortization	51,841	35,871
Deferred taxes	15,946	17,755
Unrealized loss (gain) on derivative financial instruments	(5,278)	96
Share-based compensation expense	1,073	892
Cost of equity funds used for construction purposes	(497)	(550)
Pension and post-employment expense	2,158	1,108
Write-down of long-lived assets	6,185	366
Unrealized gain on disposal of VIE	—	220
Increase in deferred income	(1,590)	(744)
Changes in non-cash operating items (note 20)	(46,699)	(97,262)
	53,431	(7,427)
Financing Activities
Cash dividends on common shares	(32,607)	(17,432)
Cash dividends on preferred shares	(2,600)	(2,600)
Cash contributions from non-controlling interests	—	22
Production-based cash contributions from non-controlling interest	9,454	10,815
Cash distributions to non-controlling interests	(1,842)	(613)
Issuance of common shares, net of costs	269	(46)
Issuance of convertible debentures, net of costs	357,950	—
Proceeds from exercise of share options	19,493	—
Shares surrendered to fund withholding taxes on exercised share options	(5,218)	—
Increase in long-term debt	352,295	137,330
Decrease in long-term debt	(24,444)	(609)
Increase in other long-term liabilities	3,834	2,208
Decrease in other long-term liabilities	(2,265)	(1,662)
	674,319	127,413
Investing Activities
Increase (decrease) in other assets	(6,679)	242
Distributions received in excess of equity income	(2,766)	(21)
Receipt of principal on notes receivable	11,690	2,530
Additions to property, plant and equipment	(80,905)	(45,401)
Acquisitions of long-term investments	(114,212)	(61,324)
Acquisitions of operating entities	(333,084)	(3,388)
	(525,956)	(107,362)
Effect of exchange rate differences on cash	(17,029)	746
Increase (decrease) in cash and cash equivalents	184,765	13,370
Cash and cash equivalents, beginning of the period	124,353	9,273
Cash and cash equivalents, end of the period	$309,118	$22,643

Supplemental disclosure of cash flow information:	2016	2015
Cash paid during the year for interest expense	$28,857	$25,647
Cash paid during the year for income taxes	$6,908	$464
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$16,507	$18,262
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$3,336	$6,931

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC is a diversified generation, transmission and distribution utility company. The distribution business group operates in the United States under the name of Liberty Utilities Co. (“Distribution Group”) and provides rate regulated water, electricity and natural gas utility services. The generation business group operates under the name Algonquin Power Co. (“Generation Group”) and owns or has interests in a portfolio of non-regulated North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities. The transmission business group operates under the name Liberty Utilities (Pipeline & Transmission) (“Transmission Group”) and invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada.

1.	Significant accounting policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the Securities and Exchange Commission (“SEC”).
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the consolidated financial statements of APUC for the year ended December 31, 2015 except for adopted accounting policies described in note 2(a).
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources is typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and fluctuates based on usage while total fixed revenue will not fluctuate through the year. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather, industry characteristics and existence of a decoupling mechanism.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued ASU 2015-16 Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. Under this ASU, adjustments to the provisional amounts recorded in a business combination continue to be calculated as if the accounting had been completed at the acquisition date. However, the ASU eliminates the requirement to retrospectively account for those adjustments and instead requires recognition in the period that the adjustments are identified. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2015-05, Intangibles: Goodwill and Other Internal-Use Software (Subtopic 350-40), to provide guidance to customers about whether a cloud computing arrangement includes a software license. The prospective adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which ends the deferral granted to investment companies from applying the VIE guidance and makes targeted amendments to the current consolidation guidance. Some of the more notable amendments are (1) the identification of variable interests when fees are paid to a decision maker or service provider, (2) the VIE characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2015-01, Income Statement: Extraordinary and Unusual Items (Subtopic 225-20), to simplify income statement classification by removing the concept of extraordinary items from U.S. GAAP. As a result, items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. ASU 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. In addition, ASU 2014-16 clarifies that in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weigh those terms and features. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This newly issued accounting standard is intended to resolve the diverse accounting treatment of those awards in practice. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.

(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718) to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recently issued accounting guidance not yet adopted (continued)
The FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments to clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships to clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. The application of this standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations utilizing leases. This ASU requires lessees to recognize the assets and liabilities arising from all leases on the balance sheet, but the effect of leases in the statement of operations and the statement of cash flows is largely unchanged. The standard is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its unaudited interim consolidated financial statements.
The FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities to simplify the measurement, presentation, and disclosure of financial instruments. The standard is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its unaudited interim consolidated financial statements.
The FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, to simplify the subsequent measurement of inventory by replacing the current lower of cost and market test with a lower of cost and net realizable value test. The prospective application of this standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. This new standard provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. This ASU will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.
The FASB and the International Accounting Standards Board have jointly issued a new revenue recognition standard codified in U.S. GAAP as ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This newly issued accounting standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other U.S. GAAP requirements, such as the leasing literature. During the quarter, the FASB approved a one year deferral of the effective date of this new revenue standard and as such, it is now required to be applied for fiscal years and interim periods beginning after December 15, 2017 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently assessing the impact the adoption of this standard might have on its financial position or results of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects

(a)	Acquisition of Empire
On February 9, 2016, the Company entered into an agreement and plan of merger pursuant to which, a subsidiary of Liberty Utilities Co. will merge with and into The Empire District Electric Company and its subsidiaries (“Empire”), and Empire will survive the merger and become a wholly owned indirect subsidiary of the Company. Empire is a Joplin, Missouri based regulated electric, gas and water utility, serving customers in Missouri, Kansas, Oklahoma and Arkansas.
Empire shareholders will receive U.S.$34.00 per common share in cash, which represents an aggregate purchase price of approximately $3,400,000 (U.S.$2,400,000), which includes the assumption of approximately $1,300,000 (U.S.$900,000) of debt.
The closing of the acquisition, which is expected to occur in early 2017, is subject to customary closing conditions, including the approval of Empire’s common shareholders, and the receipt of certain state and federal regulatory and government approvals.
On February 9, 2016, the Company obtained a $2,200,000 (U.S. $1,600,000) bridge financing commitment for the acquisition from a syndicate of banks (note 7).
On March 1, 2016, the Company issued $1,000,000 aggregate principal amount of 5.0% convertible unsecured subordinated debentures represented by installment receipts (the “convertible debentures” or the “Debenture Offering”) and received the first installment of $333,000. On March 9, 2016, the underwriters exercised their option to purchase $150,000 additional convertible debentures. The convertible debentures are expected to convert to common shares of the Company upon the closing of the acquisition of Empire (note 10).

(b)	Acquisition of Park Water System
On January 8, 2016, the Company completed the acquisition of Western Water Holdings, LLC which is the parent company of Park Water Company (“Park Water System”), a regulated water distribution utility. Park Water System owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in southern California and western Montana. The total purchase price for the Park Water System is U.S.$249,812, net of the debt assumed of U.S.$91,450 and is subject to certain closing adjustments. All costs related to the acquisition have been expensed through the unaudited interim consolidated statements of operations.
The following table summarizes the preliminary allocation of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$1,957
Property, plant and equipment	345,254
Notes receivable	1,482
Goodwill	213,415
Regulatory assets	56,627
Long-term debt	(146,302)
Regulatory liabilities	(3,802)
Pension and OPEB	(17,318)
Deferred income tax liability, net	(58,008)
Other liabilities	(39,846)
Total net assets acquired	$353,459
The determination of the fair value of assets acquired and liabilities assumed is based upon management's preliminary estimates and certain assumptions. The Company has not completed the fair value measurements, particularly the relative fair value of the three utilities acquired. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)

(b)	Acquisition of Park Water System (continued)
Mountain Water Company is currently the subject of a condemnation proceeding by the city of Missoula. It is not known when the condemnation proceeding will conclude or whether the city of Missoula will ultimately take possession of Mountain Water Company. The City’s right to take Mountain Water Company is currently on appeal before the Montana Supreme Court. If the City of Missoula prevails on appeal and ultimately takes possession of Mountain Water Company, the compensation to be paid by the City of Missoula for such taking will be the value of the utility plus accrued interest and attorney’s fees as determined by the Montana court.
Property, plant and equipment are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of the Park Water System assets is 40 years.
The Park Water System contributed revenue of $21,141 and net earnings of $3,735 to the Company’s unaudited interim consolidated financial results for the three months ended March 31, 2016.

4.	Accounts receivable
Accounts receivable as of March 31, 2016 include unbilled revenue of $37,519 (December 31, 2015 - $49,002) from the Company’s regulated utilities. Accounts receivable as of March 31, 2016 are presented net of allowance for doubtful accounts of $9,478 (December 31, 2015 - $7,966).

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.
On April 22, 2016, the Arizona Corporation Commission approved a Final Order for the Black Mountain Sewer System of a U.S.$175 revenue increase effective May 1, 2016.
On February 18, 2016, the Georgia Public Service Commission approved a Final Order for the Peach State Gas System of a U.S.$2,725 revenue increase effective March 1, 2016.
On February 10, 2016, the New England Gas System received a Final Order from the Massachusetts Department of Public Utilities approving an annual revenue increase of U.S.$7,800 effective March 1, 2016.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

5.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	March 31, 2016	December 31, 2015
Regulatory assets
Environmental remediation	$104,770	$116,747
Pension and post-employment benefits	75,317	69,537
Commodity costs adjustment	10,038	7,643
Rate case costs	7,007	6,535
Rate adjustment mechanism	24,948	14,804
Debt premium	25,033	5,132
Other	28,841	24,917
Total regulatory assets	$275,954	$245,315
Less current regulatory assets	(40,783)	(32,213)
Non-current regulatory assets	$235,171	$213,102

Regulatory liabilities
Cost of removal	$102,911	$107,988
Rate-base offset	22,648	24,984
Commodity costs adjustment	33,590	32,423
Other	14,256	9,952
Total regulatory liabilities	$173,405	$175,347
Less current regulatory liabilities	(47,150)	(44,167)
Non-current regulatory liabilities	$126,255	$131,180

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	March 31, 2016	December 31, 2015
Equity-method investees
50% interest in Odell Wind Project Joint Venture (a)	$41,003	$42,287
50% interest in Deerfield Wind Project Joint Venture (b)	3,250	2,240
Interests in natural gas pipeline developments (c)	—	5,623
Other	2,820	2,323
	$47,073	$52,473

Available-for-sale investment	$3,542	$2,946

Notes receivable
Development loans (d)	$181,405	$96,924
Red Lily Senior loan Tranche 2, interest at 6.31% (e)	—	11,588
Red Lily Subordinated loan Tranche 1 and Tranche 2, interest at 12.5% (e)	22,153	6,565
Other	5,439	4,306
	208,997	119,383
Total long-term investments	$259,612	$174,802
(a)Odell Wind Project Joint Venture
The Company owns a 50% equity interest in Odell SponsorCo LLC, which indirectly owns a 200 MW construction-stage wind development project (“Odell Wind Project”) in the state of Minnesota. The Company holds an option to acquire the other 50% interest for total contributions, subject to certain adjustments, within 30 days of commencement of operations, which is expected in 2016. The total construction costs of the Odell Wind Project are estimated to be U.S.$322,766. The interest capitalized during the three months period ended March 31, 2016 to the investment while the Odell Wind Project is under construction amounts to $1,399 (2015 - nil).

(b)	Deerfield Wind Project Joint Venture
On October 15, 2015, the Company acquired a 50% equity interest in Deerfield Wind SponsorCo LLC (“Deerfield SponsorCo”), which indirectly owns a 150 MW construction-stage wind development project (“Deerfield Wind Project”) in the state of Michigan. The total construction costs of the Deerfield Wind Project are estimated to be U.S.$303,000.
Upon the acquisition of the Deerfield Wind Project by Deerfield SponsorCo, the two members each contributed U.S.$1,000 to the capital of Deerfield SponsorCo. Upon execution of third-party construction loan and tax equity documents expected in 2016, each party will contribute another U.S.$18,596 plus accrued interest at 7% to the capital of Deerfield SponsorCo. The Company holds an option to acquire the other 50% interest for total contributions, subject to certain adjustments at any time prior to the date that is 90 days following commencement of operations, which is expected in late 2016. The interest capitalized during the three months period ended March 31, 2016 to the investment while the Deerfield Wind Project is under construction amounts to $1,189 (2015 - nil).

(c)	Natural gas pipeline developments
APUC wrote off an amount of $6,185 representing the total value of its equity interest in the natural gas development projects as at March 31, 2016, as both projects have been canceled by the developer.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

6.	Long-term investments (continued)

(d)	Development loans
In the first quarter of 2016, the Company advanced U.S. $69,650 to the Odell and Deerfield Wind Projects for total advances of U.S. $139,682 as at March 31, 2016
The following credit support was issued by the Company in the first quarter of 2016: US. $281

(e)	Red Lily I
The Red Lily I Partnership (the “Partnership”) is owned by an independent investor. APUC provides operation and supervision services to the Red Lily I project, a 26.4 MW wind energy facility located in southeastern Saskatchewan.
The Company’s investment in Red Lily I as at January 1, 2016 was in the form of participation in a portion of the senior and subordinated debt facilities of the Partnership. On February 23, 2016, a second tranche of subordinated loan for an amount equal to $15,588 was advanced to the Partnership by the Company. The proceeds from this additional subordinated debt were used by the Partnership to repay Tranche 2 of the Partnership’s senior debt, including the Company’s portion.
Subsequent to quarter-end, effective April 12, 2016, the Company exercised its option to subscribe for a 75% equity interest in the Partnership in exchange for the outstanding amount on its Tranche 1 and Tranche 2 subordinated loans.

7.	Long-term debt
Long-term debt consists of the following:

	March 31, 2016	December 31, 2015
Corporate
U.S.$235,000 Term Facility	305,031	—
Generation Group
$350,000 Revolving Credit Facility	21,100	27,300
$485,000 Algonquin Power Co. - Senior Unsecured Notes	482,146	481,991
$34,440 Long Sault Hydro Facility - Senior debt	34,440	34,760
$2,470 Chuteford Hydro Facility - Senior debt	2,470	2,587
Distribution Group
U.S.$525,000 Liberty Utilities Co. - Senior unsecured notes	677,229	721,581
U.S.$ 65,000 Park Water System - First mortgage bonds	100,003	—
U.S.$ 70,000 Calpeco Electric System - Senior unsecured notes	90,130	96,015
U.S.$ 50,000 Liberty Water Co - Senior unsecured notes	64,285	68,488
U.S.$ 22,500 Park Water System - Non-revolving term credit facility	29,221	—
U.S.$ 19,500 New England Gas System - First mortgage bonds	30,013	32,130
U.S.$ 15,000 Granite State Electric System - Senior unsecured notes	19,453	20,730
U.S.$ 827 Bella Vista Water System - Loans	1,073	1,213
	$1,856,594	$1,486,795
Less: current portion	(9,856)	(8,945)
	$1,846,738	$1,477,850

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

7.	Long-term debt (continued)
Certain long-term debt issued at a subsidiary level relating to a specific operating facility is secured by the respective facility with no other recourse to the Company. The loans have certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Corporate
On January, 4, 2016, the Company entered into a U.S.$235,000 term credit facility with two U.S. banks. The term credit facility is available for acquisitions and general corporate purposes and matures on July 5, 2017.
APUC has a senior unsecured revolving credit of $65,000 which was undrawn as at March 31, 2016. During the quarter, the maturity of the facility was extended by one year. The facility now matures on November 19, 2017 and is subject to customary covenants.
On February 9, 2016, in connection with the acquisition of Empire (note 3 (a)), the Company obtained U.S.$1,600,000 in bridge financing commitments from a syndicate of banks. The non-revolving term credit facilities are comprised of a U.S.$1,065,000 debt bridge facility, repayable in full on the first anniversary following its advance, and a U.S.$535,000 equity bridge facility repayable in full on the first anniversary following its advance. On March 1, 2016, upon issuing the convertible debentures (note 10) and receiving the First Instalment, the Company reduced its bridge commitments by U.S. $263,600. The effective interest expense recorded for the three months ended March 31, 2016 is $979.
Distribution Group
On January 8, 2016, the Company assumed U.S. $91,450 of short and long term debt as part of the Park Water System acquisition. Shortly after the closing of the acquisition, the Park Water System repaid and closed U.S. $3,950 of debt outstanding under its revolving credit facilities. The remaining U.S. $87,500 of debt is secured by a first mortgage indenture and consists of a U.S. $22,500 a non-revolving term credit facility and six tranches of first mortgage bonds. The term credit facility bears a variable interest rate based on LIBOR plus a credit spread and matures in 2019 but is repayable on demand without penalty. The First Mortgage bonds have maturities ranging between 2020 and 2043 with coupons ranging from 4.53% to 8.82%.

8.	Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and OPEB recorded as part of operating expenses in the unaudited interim consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the unaudited interim consolidated statements of operations from the date of acquisition.

	Pension benefits		OPEB
	Three months ended March 31,		Three months ended March 31,
	2016	2015	2016	2015
Service cost	$2,030	$1,625	$815	$720
Interest cost	3,376	2,282	921	662
Expected return on plan assets	(3,512)	(2,840)	(319)	(189)
Amortization of net actuarial loss (gain)	656	298	131	33
Amortization of prior service credits	(151)	(32)	(477)	—
Amortization of regulatory asset/liability	1,142	1,247	267	293
Net benefit cost	$3,541	$2,580	$1,338	$1,519

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

9.	Other long-term liabilities and deferred credits
Other long-term liabilities consist of the following:

	March 31, 2016	December 31, 2015
Advances in aid of construction	$127,808	$92,285
Environmental remediation obligation	64,838	71,529
Asset retirement obligations	17,090	17,799
Customer deposits	14,634	15,074
Deferred income	12,092	13,682
Deferred credits	22,830	24,110
Other	42,683	25,277
	301,975	259,756
Less current portion	(36,470)	(36,621)
	$265,505	$223,135

10.	Convertible Unsecured Subordinated Debentures

Maturity date	March 31, 2026
Interest rate	5.00%
Conversion price per share	$10.60
Carrying value at December 31, 2015	$—
Receipt of initial Instalment, net of deferred financing costs	357,999
Amortization of deferred financing costs	(49)
Carrying value at March 31, 2016	$357,950
Face value at March 31, 2016	$413,425
On March 1, 2016, the Company completed the sale of $1,000,000 aggregate principal amount of 5.0% convertible unsecured subordinated debentures. On March 9, 2016, the underwriters exercised their option to purchase $150,000 additional convertible debentures bringing the total amount of the offering to $1,150,000.
The convertible debentures were sold on an instalment basis at a price of $1,000 per debenture, of which $333 was paid on closing of the Debenture Offering and the remaining $667 (the “Final Instalment”) is payable on a date (“Final Instalment Date”) to be fixed following satisfaction of conditions precedent to the closing of the acquisition of Empire. The proceeds received from the initial Instalment were $382,950. The Company incurred deferred financing costs of $24,951, which are being amortized to interest expense over 10 years, the contractual term of the convertible debentures, using the effective interest rate method. The convertible debentures represented by the initial instalment receipt are classified as a non-current liability on the unaudited interim consolidated balance sheets as settlement in cash is not expected to occur within 12 months. The convertible debentures will mature on March 31, 2026 and bear interest at an annual rate of 5% per $1,000 principal amount of convertible debentures until and including the Final Instalment Date, after which the interest rate will be 0%. If the Final Instalment Date occurs on a day that is prior to the first anniversary of the closing of the Debenture Offering, holders of convertible debentures who have paid the final instalment on or before the Final Instalment Date will be entitled to receive, on the business day following the Final Instalment Date, in addition to the payment of accrued and unpaid interest to and including the Final Instalment Date, an amount equal to the interest that would have accrued from the day following the Final Instalment Date to and including the first anniversary of the closing of the Debenture Offering had the convertible debentures remained outstanding and continued to accrue interest until and including such date (the “Make-Whole Payment”). No Make-Whole Payment will be payable if the Final Instalment Date occurs on or after the first anniversary of the closing of the Debenture Offering.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

10.	Convertible Unsecured Subordinated Debentures (continued)
Based on the first instalment of $333 per $1,000 principal amount of convertible debentures and the expectation that the Final Instalment Date will occur on a day that is after the first anniversary of the closing of the Debenture Offering, the effective annual yield to and including the Final Instalment Date is 15%, and the effective annual yield thereafter is 0%. The effective interest expense recorded for the three months ended March 31, 2016 is $4,884.
At the option of the holders and provided that payment of the Final Instalment has been made, each Debenture will be convertible into common shares of the Company at any time after the Final Instalment Date, but prior to the earlier of maturity or redemption by the Company, at a conversion price of $10.60 per common share.
Prior to the Final Instalment Date, the convertible debentures may not be redeemed by the Company, except that convertible debentures will be redeemed by the Company at a price equal to their principal amount plus accrued and unpaid interest following the earlier of: (i) notification to holders that the conditions necessary to approve the acquisition of Empire will not be satisfied; (ii) termination of the acquisition agreement; and (iii) September 11, 2017 if notice of the Final Instalment Date has not been given to holders on or before September 8, 2017. Upon any such redemption, the Company will pay for each Debenture $333 plus accrued and unpaid interest to the holder of the instalment receipt. In addition, after the Final Instalment Date, any convertible debentures not converted may be redeemed by the Company at a price equal to their principal amount plus any unpaid interest, which accrued prior to and including the Final Instalment Date.
At maturity, the Company will have the right to pay the principal amount due in cash or in common shares. In the case of common shares, such shares will be valued at 95% of their weighted average trading price on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the maturity date.

11.	Shareholders’ capital

(a)	Common shares
Number of common shares:

2016
Common shares, beginning of year	255,869,419
Issuance of common shares under stock option exercise, net of withholding taxes	2,720,980
Issuance of shares under the dividend reinvestment and employee share compensation plans	322,057
Common shares, end of period	258,912,456

(b)	Share-based compensation
On March 31, 2016, the Board of Directors of APUC (the "Board") approved the grant of 2,487,601 options to executives of the Company. The options allow for the purchase of common shares at a price of $10.82, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2017, 2018, and 2019. Options may be exercised up to eight years following the date of grant.
During the three months period ended March 31, 2016, 16,691 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
In March 2016, executives of the Company exercised 3,715,663 stock options at a weighted average exercise price of $5.25 in exchange for 2,720,980 common shares issued from treasury and 994,683 shares withheld as payment in lieu of minimum tax withholdings.
For the three months period ended March 31, 2016, APUC recorded $1,010 (2015 - $872) in total share-based compensation expense.
The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of March 31, 2016, total unrecognized compensation costs related to non-vested options and PSUs were $8,939 and $1,543, respectively, and are expected to be recognized over a period of 2.36 and 1.42 years, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

12.	Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Net change on available-for-sale investments	Pension and post-employment actuarial changes	Total
Balance, January 1, 2015	$32,496	$23,164	$1	$(21,448)	$34,213
OCI (loss) before reclassifications	228,861	21,896	(73)	6,487	257,171
Amounts reclassified	—	(5,731)	—	1,084	(4,647)
Net current period OCI	228,861	16,165	(73)	7,571	252,524
Balance, December 31, 2015	$261,357	$39,329	$(72)	$(13,877)	$286,737
OCI before reclassifications	(136,274)	25,124	25	(91)	(111,216)
Amounts reclassified	—	(3,558)	—	159	(3,399)
Net current period OCI	$(136,274)	$21,566	$25	$68	$(114,615)
Balance, March 31, 2016	$125,083	$60,895	$(47)	$(13,809)	$172,122
Amounts reclassified from AOCI for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales while those for pension and post-employment actuarial changes affected administrative expenses.

13.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividend on its commons shares in U.S. dollars. Dividends declared in Canadian equivalent dollars during the three months ended March 31 were as follows:

	2016		2015
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$34,960	$0.1287	$27,807	$0.1108
Series A preferred shares	$1,350	$0.2813	$1,350	$0.2813
Series D preferred shares	$1,250	$0.3125	$1,250	$0.3125

14.	Related party transactions
Emera Inc.
A member of the Board of APUC is an executive at Emera. For the three months ended March 31, 2016, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), and Bangor Hydro (“BH”) subsidiaries of Emera, amounting to U.S.$2,606 (2015 - U.S.$1,592). For the three months ended March 31, 2016, Liberty Utilities purchased natural gas amounting to U.S. $1,913 (2015 - U.S.$131) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction.
There was U.S.$261 included in accruals for the three months ended March 31, 2016 (December 31, 2015 - U.S.$261) related to these transactions.
Equity-method investments
The Company provides administrative services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $748 (2015 - $394) during the three months ended March 31, 2016.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

15.	Non-controlling interests
Net loss attributable to non-controlling interests for the three months ended March 31 consists of the following:

	2016	2015
Net loss attributable to Class A partnership units	(13,431)	(8,862)
Other net earnings attributable to non-controlling interests	1,687	577
Total net loss attributable to non-controlling interests	$(11,744)	$(8,285)

16.	Income taxes
For the three months ended, March 31, 2016, the Company’s overall effective tax rate was different from the statutory rate of 26.50% (2015 - 26.50%) due primarily to higher tax rates in U.S. subsidiaries, non-controlling interest partner’s tax expenses, inter-corporate dividends, recognition of deferred credits and non-deductible expenses.

17.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and subscription receipts outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, subscription receipts outstanding, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share for the three months ended March 31 are as follows:

	2016	2015
Net earnings attributable to shareholders of APUC	$42,036	$43,106
Series A Preferred shares dividend	1,350	1,350
Series D Preferred shares dividend	1,250	1,250
Net earnings attributable to common shareholders of APUC from continuing operations – Basic and Diluted	$39,436	$40,506
Weighted average number of shares
Basic	268,565,782	250,776,336
Effect of dilutive securities	3,566,763	3,114,464
Diluted	272,132,545	253,890,800
The shares potentially issuable as a result of 3,937,340 share options (2015 - $Nil) are excluded from this calculation as they are anti-dilutive. The shares contingently issuable as a result of 1,150,000 convertible debentures are not included in diluted earnings per share until the conditions for closing the Empire acquisition are met.

18.	Segmented information
The Company’s management’s reporting structure is aligned under three business units: Generation, Transmission and Distribution.
Generation, owns or has interests in hydroelectric, solar, wind power facilities and co-generation. Distribution operates electric, natural gas and water distribution utilities. Finally, Transmission invests in rate regulated electric transmission and natural gas pipeline systems. The Transmission segment is not yet significant and as a result is not presented separately in the tables below but grouped within Corporate.
For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. The unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The results of operations and assets for these segments are reflected in the tables below.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

18.	Segmented information (continued)

	Three months ended March 31, 2016
	Generation	Distribution	Corporate	Total
Revenue	$72,362	$269,383	$—	$341,745
Fuel, power and water purchased	5,615	106,719	—	112,334
Net revenue	66,747	162,664	—	229,411
Operating expenses	16,280	68,500	322	85,102
Administrative expenses	3,471	5,430	2,517	11,418
Depreciation and amortization	21,388	28,337	—	49,725
Gain on foreign exchange	—	—	(302)	(302)
Operating income (loss) from continuing operations	25,608	60,397	(2,537)	83,468
Interest expense	5,943	12,724	6,396	25,063
Interest, dividend, equity and other income	(514)	(1,122)	(960)	(2,596)
Other expenses	289	6,048	5,868	12,205
Earnings (loss) before income taxes	$19,890	$42,747	$(13,841)	$48,796
Property, plant and equipment	1,819,708	2,123,177	64,519	4,007,404
Equity-method investees	44,381	884	1,808	47,073
Total assets	2,293,023	3,183,651	138,780	5,615,454
Capital expenditures	42,396	36,084	2,425	80,905

	Three months ended March 31, 2015
	Generation	Distribution	Corporate	Total
Revenue	$63,652	$318,202	$—	$381,854
Fuel, power and water purchased	13,423	184,291	—	197,714
Net revenue	50,229	133,911	—	184,140
Operating expenses	15,107	55,682	371	71,160
Administrative expenses	4,386	6,791	(730)	10,447
Depreciation and amortization	16,890	18,702	795	36,387
Gain on foreign exchange	—	—	(1,243)	(1,243)
	13,846	52,736	807	67,389
Interest expense	8,625	7,546	462	16,633
Interest, dividend and other income	(1,037)	(415)	(1,003)	(2,455)
Other expense (gain)	(1,669)	273	395	(1,001)
Earnings before income taxes	$7,927	$45,332	$953	$54,212
Capital expenditures	20,397	23,540	1,464	45,401
December 31, 2015
Property, plant and equipment	1,895,617	1,914,980	63,087	3,873,684
Equity-method investees	44,638	769	7,066	52,473
Total assets	2,345,905	2,532,894	112,926	4,991,725

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

19.	Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the unaudited interim consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
On October 21, 2011, the Quebec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the Government of Quebec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.
The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position.  As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6,850. In 2012, the Company paid an amount of $1,884 to the Government of Quebec in relation to the early years covered by the claim in order to mitigate the impact of accruing interests on any amount ultimately determined to be payable or recoverable.

(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of March 31, 2016
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase	$60,534	$50,026	$52,879	$55,832	$39,763	$—	$259,034
Gas supply and service agreements	61,850	44,744	36,310	32,754	26,163	73,092	274,913
Service agreements	36,184	35,191	32,664	33,904	34,040	479,766	651,749
Capital projects	190,255	29,416	589	367	67	17	220,711
Operating leases	5,824	5,709	5,338	5,068	5,118	108,787	135,844
Total	$354,647	$165,086	$127,780	$127,925	$105,151	$661,662	$1,542,251

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	2016	2015
Accounts receivable	$13,619	$(55,055)
Natural gas in storage	16,621	22,306
Supplies and consumable inventory	310	(558)
Income taxes receivable	(3,762)	(25)
Prepaid expenses	(3,972)	(9,580)
Accounts payable	(35,706)	(47,265)
Accrued liabilities	(36,199)	(43,354)
Current income tax liability	(604)	(1,660)
Net regulatory assets and liabilities	2,994	37,929
	$(46,699)	$(97,262)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments

(a)	Fair value of financial instruments

March 31, 2016	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$208,997	$208,201	$—	$208,201	$—
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	90,763	90,763	—	—	90,763
Currency forward contract not designated as a hedge	3,490	3,490	—	3,490	—
Commodity contracts for regulated operations	9	9	—	9	—
Total derivative financial instruments	94,262	94,262	—	3,499	90,763
Total financial assets	$303,259	$302,463	$—	$211,700	$90,763
Long-term debt	$1,856,594	$1,946,047	$506,257	$1,439,790	$—
Convertible debentures	357,950	413,425	413,425	—	—
Preferred shares, Series C	18,485	17,571	—	17,571	—
Derivative financial instruments:
Cross-currency swap designated as a net investment hedge	79,902	79,902	—	79,902	—
Interest rate swap designated as a hedge	16,891	16,891	—	16,891
Currency forward contract not designated as a hedge	157	157	—	157	—
Commodity contracts for regulated operations	410	410	—	410	—
Total derivative financial instruments	97,360	97,360	—	97,360	—
Total financial liabilities	$2,330,389	$2,474,403	$919,682	$1,554,721	$—

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2015	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$119,383	$126,468	$—	$126,468	$—
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	88,357	88,357	—	—	88,357
Commodity contracts for regulatory operations	4	4	—	4	—
Total derivative financial instruments	88,361	88,361	—	4	88,357
Total financial assets	$207,744	$214,829	$—	$126,472	$88,357
Long-term debt	$1,486,795	$1,547,346	$511,829	$1,035,517	$—
Preferred shares, Series C	18,527	17,303	—	17,303	—
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	446	446	—	—	446
Cross-currency swap designated as a net investment hedge	101,559	101,559	—	101,559	—
Interest rate swaps designated as a hedge	9,659	9,659	—	9,659
Currency forward contract not designated as a hedge	1,918	1,918	—	1,918	—
Commodity contracts for regulated operations	1,676	1,676	—	1,676	—
Total derivative financial instruments	115,258	115,258	—	114,812	446
Total financial liabilities	$1,620,580	$1,679,907	$511,829	$1,167,632	$446

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of March 31, 2016 and December 31, 2015 due to the short-term maturity of these instruments.
Notes receivable fair values (level 2) have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $9.97 to $114.70 with a weighted average of $36.24 as of March 31, 2016.  The processes and methods of measurement are developed using the market knowledge of the trading operations within the Company and are derived from observable energy curves adjusted to reflect the illiquid market of the hedges and, in some cases, the variability in deliverable energy.  Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv).
Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.
The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three months ended March 31, 2016 and 2015.

(b)	Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2016
Financial contracts: Gas swaps	577,469
Gas options	273,909
851,378

The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim consolidated balance sheets. Gains or losses on the settlement of these contracts are included in the calculation of deferred gas costs (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(i)	Commodity derivatives – regulated accounting (continued)
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the unaudited interim consolidated balance sheets:

		March 31, 2016		December 31, 2015
Regulatory assets:
Gas swap contracts	U.S.	$226	U.S.	$1,058
Gas option contracts	U.S.	$89	U.S.	$154
Regulatory liabilities:
Gas swap contracts	U.S.	$7	U.S.	$3
Gas option contracts	U.S.	$—	U.S.	$—

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and at one of its hydro facilities no longer subject to a power purchase agreement by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price (per MW-hr)
39,893	December 2016		$68.56	AESO
762,958	December 2022	U.S. $	42.81	PJM Western HUB
3,271,173	December 2022	U.S. $	30.25	NI HUB
3,885,403	December 2027	U.S. $	36.46	ERCOT North HUB
On November 14, 2014, the Company entered into a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year $135,000 bond. The change in fair value resulted in a gain of $14,425 for the three months ended March 31, 2016 (2015 - loss of $4,609), which is recorded in OCI.
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended March 31,
	2016	2015

Effective portion of cash flow hedge, loss (gain)	$25,134	$6,838
Amortization of cash flow hedge	(10)	(9)
Loss (gain) reclassified from AOCI	(3,558)	(385)
OCI attributable to shareholders of APUC	$21,566	$6,444
The Company expects $15,582 of unrealized gains currently in AOCI to be reclassified into non-regulated energy sales within the next twelve months, as the underlying hedged transactions settle.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through the use of natural hedges by using U.S. long-term debt to finance its U.S. operations and a combination of foreign exchange forward contracts and spot purchases. APUC only enters into foreign exchange forward contracts with major Canadian and U.S. financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
The Company designates the amounts drawn on the Generation Group’s revolving credit facility denominated in U.S. dollars in excess of the principal amount on the USD loans receivable from Odell and Deerfield Wind SponsorCo as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $Nil for the three months ended March 31, 2016 (2015 - $Nil) was recorded in OCI.
Concurrent with its $150,000 and $200,000 notes offerings in December 2012 and January 2014, respectively, the Company entered into cross currency swaps, coterminous with the notes, to effectively convert the Canadian dollar denominated offering into U.S. dollars. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. For the three months ended March 31, 2016 a loss of $1,236 (2015 - loss of $29,286) was recorded in OCI.

(iv)	Other derivatives
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated though the use of short-term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligation, including certain project specific debt and its revolving credit facilities, its interest rate swaps as well as interest earned on its cash on hand. The Company currently hedges some of that risk (note 21(b)(ii)).
The Company was party to an interest rate swap whereby the Company paid a fixed interest rate of 4.47% on a notional amount of $58,791 and received floating interest at 90 day CDOR. The swap expired on September 2015. As of December 31, 2015, the estimated fair value of the interest rate swap was a liability of Nil.  This interest rate swap was not accounted for as a hedge.
The Company is exposed to foreign exchange fluctuations related to U.S dollar denominated development loans from projects accounted for as equity investments (note 6) and other commitments. This risk is mitigated through the use of currency forward contracts to sell a net amount of U.S. $123,400 for $163,578 between April 29, 2016 and June 29, 2016. As of March 31, 2016, the estimated fair value of the instruments was an asset of $3,489 and a liability of $157. These currency forward contracts were not accounted for as a hedges.
For derivatives that are not designated as hedges and for the ineffective portion of gains and losses on derivatives that are accounted for as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives (continued)
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended March 31,
	2016	2015
Change in unrealized loss (gain) on derivative financial instruments:
Interest rate swaps	$—	$(357)
Energy derivative contracts	(426)	453
Currency forward contract	(5,250)	—
Total change in unrealized loss (gain) on derivative financial instruments	$(5,676)	$96
Realized loss (gain) on derivative financial instruments:
Interest rate swaps	—	469
Energy derivative contracts	970	(647)
Total realized loss (gain) on derivative financial instruments	$970	$(178)
Loss (gain) on derivative financial instruments not accounted for as hedges	(4,706)	(82)
Ineffective portion of derivative financial instruments accounted for as hedges	398	(15)
	$(4,308)	$(97)
Amounts recognized in the unaudited interim consolidated statements of operations consist of:
Loss (gain) on derivative financial instruments	$942	$(97)
Gain on foreign exchange	$(5,250)	$—
	$(4,308)	$(97)